

September 7, 2011

Via Facsimile
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, AR 72223

> **Re:** **Bank of the Ozarks, Inc.**
> **Form 10-K**
> **Filed March 10, 2011**
> **Form 10-Q**
> **Filed August 5, 2011**
> **File No. 333-27641**

Dear Mr. McKinney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 1. Summary of Significant Accounting Policies – Allowance for Loan and Lease losses, page 60

1. Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

June 30, 2011 Form 10-Q

Consolidated Balance Sheet, page 1

2. We note that you present loans and other real estate owned covered by loss sharing agreements in a separate "covered asset" section on the balance sheet. Please revise future filings to include these loans, other real estate owned, and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled "Loans – covered assets," but this balance should be before the "Allowance for loan losses" and "Net loans" subtotal.

Note 6. Allowance for Loan and Lease Losses, page 11

3. We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please revise future filings to present these disclosures for your entire loan portfolio, including covered loans. Please consider whether the covered loan portfolio meets the definition of a portfolio segment or class of financing receivable.

4. Given the current mixed accounting model and the FDIC loss sharing mechanism, please revise future filings here or in MD&A to provide additional contextual information to help investors understand the various models employed, classifications made, and judgments reached by management. Discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

5. Please revise future filings to explicitly disclose by class of financing receivable the amount of impaired loans for which there is a related ALL and the amount of the ALL, and the amount of impaired loans for which there is no ALL. Refer to ASC 310-10-50-15(a)(3)(i) and (ii).

6. Please revise future filings to explicitly disclose the date or range of dates for which your credit quality indicators were updated. Refer to ASC 310-10-50-29(c).

7. Please revise future filings to disclose the amount of interest income recognized on impaired loans for each period for which results of operations are presented including the amount recognized on a cash basis. Refer to ASC 310-10-50-15(c)(2) and (3).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 26

8. Due to the significance of net interest margin on your results of operations, please revise future interim filings to include a rate/volume analysis similar to the analysis on page 14 of your December 31, 2010 Form 10-K. Refer to Item 303(b) of Regulation S-K.

Non-Interest Income, page 29

9. We note your discussion of the accretion of the FDIC loss share receivable and the FDIC clawback payable. Please revise future filings to refer the reader to your analysis of these items on pages 43 and 44 and to discuss the variability and/or trends in these amounts.

10. We note you recorded a bargain purchase gain of $59.8 million related to your acquisition of the Park Avenue Bank which was significantly higher than any other bargain purchase gain recorded on your other acquisitions. Please tell us in detail and revise future filings to discuss the key factors that resulted in the significant bargain purchase gain recorded.

Accretable Difference on Covered Loans, page 40

11. We note you disclose adjustments to accretable difference from loans paid off early, loans transferred to OREO and the revision of estimated cash flows in one line item on a net basis. To the extent that the impact from any individual type of adjustment is significant, please revise future flings to disclose the adjustments on a gross basis. We believe the amount of nonaccretable difference transferred to accretable yield can be an important metric for investors.

Nonperforming Assets, page 45

12. You disclose in note 2 to the nonperforming assets table on page 45 that you generally write down foreclosed assets held for sale and repossessions to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. Please tell us the facts and circumstances related to when you do not write down foreclosed assets to estimated market value and clarify your disclosure in future filings.

13. Please revise your MD&A in future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Allowance and Provision for Loan and Lease Losses, page 47

14. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

15. We note you had an unallocated allowance for loan losses of $8.2 million at June 30, 2011 which represented 21% of your total allowance for loan losses. Please revise future filings to present additional granularity regarding the variability of this amount, the key drivers considered and how those key drivers impacted the amount recorded. Also discuss any trends or changes from prior periods related to this amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 if you have questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief